

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

November 16, 2016

<u>Via E-mail</u>
Mr. Thomas A. Bradley
Executive Vice President and Chief Financial Officer
Allied World Assurance Co Holdings, AG
Gubelstrasse 24
Park Tower, 15th Floor
6300 Zug
Switzerland

> **Re: Allied World Assurance Co Holdings, AG**
> **Form 10-K for the Year Ended December 31, 2015**
> **Filed February 22, 2016**
> **File No. 001-32938**

Dear Mr. Bradley:

We have limited our review to your financial statements and related disclosures and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>General</u>

1. We reference your disclosure about Lloyd's Syndicate 2232. A 2014 news article reported on your launch of this syndicate, and it stated that Syndicate 2232 is targeted at key territories including emerging markets in the Middle East and Africa. Syria, located in the Middle East, and Sudan, located in Africa, are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not provide disclosure about those countries. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan, whether through subsidiaries, affiliates, brokers, reinsurers, clients or other direct or indirect arrangements. For instance, your disclose that your top three brokers in 2015 were Marsh & McLennan Companies, Inc., Aon plc and Willis Group Holdings. Each of these companies has reported insurance business in Syria and Sudan in a publicly available letter submitted to this

agency within the past three years. You should describe any products or services you have provided to Syria and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

2. Please discuss the materiality of any contacts with Syria or Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

Notes to Consolidated Financial Statements
Note 12. Income Taxes, page F-32

3. Your effective tax rate reconciliation shows a significant fluctuation in the line item ``income not subject to income tax´´ from the years ended December 31, 2014 to the 2015 comparable period. Please explain to us the reasons for the fluctuation in this line item and your consideration of disclosing the nature of this reconciling item in your filing as required by ASC 740-10-50-12.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Senior Staff Accountants Keira Nakada at (202) 551-3659 or Sasha Parikh at (202) 551-3627 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance